August 2, 2024

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Division of Corporation Finance

Re:	HF Sinclair Corporation

Registration Statement on Form S-4

Filed May 10, 2024, as amended

File No. 333-279321

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4, as amended (as referenced above, the “Registration Statement”) of HF Sinclair Corporation (the “Issuer”) with respect to offers to exchange (the “Exchange Offers”) the Issuer’s 6.375% Senior Notes due 2027 and 5.000% Senior Notes due 2028 (together, the “Restricted Notes”), which were originally issued in private offerings, for an equal principal amount of the respective series of the Issuer’s 6.375% Senior Notes due 2027 and 5.000% Senior Notes due 2028 (together, the “Registered Notes”) with terms materially identical to the respective series of the Restricted Notes, but whose issuance has been registered under the Securities Act of 1933, as amended (the “Securities Act”), and, therefore, will not be subject to the transfer restrictions applicable to the Restricted Notes. In connection with the Registration Statement, the Issuer hereby confirms and represents as follows:

1. The Issuer is registering the Exchange Offers in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No-Action Letters”) and Question 125.13 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations.

2. The Issuer has not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the Exchange Offers. The Issuer is not aware of any person that will participate in the Exchange Offers with a view to distribute the Registered Notes. In this regard, the Issuer will make each person participating in the Exchange Offers aware (through the prospectus or a letter of transmittal) that, if such person is tendering Restricted Notes in the Exchange Offers with the intention of participating in any manner in a distribution of the Registered Notes, such person (i) cannot rely on the Staff position enunciated in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

Securities and Exchange Commission

August 2, 2024

3. The Issuer will include in the letter of transmittal to be executed by an exchange offeree an acknowledgement that such exchange offeree does not intend to engage in a distribution of the Registered Notes. Additionally, the Issuer will include in the letter of transmittal to be executed by an exchange offeree an acknowledgement that in order to participate in the Exchange Offers if the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Registered Notes received in respect of such Restricted Notes pursuant to the Exchange Offers. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact Katherine Terrell Frank of Vinson & Elkins L.L.P. at (214) 220-7869.

Securities and Exchange Commission

August 2, 2024

Very truly yours,

HF SINCLAIR CORPORATION

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer